UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

TITAN TRADING ANALYTICS INC.

13 – 18104 - 102 Ave, Edmonton, AB T5S 1S7

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

Exhibit Number

Document

1.1

Early Warning Report

1.2

News Release

1.3

News Release

1.4

News Release

1.5

News Release

1.6

Material change report

1.7

Material change report

1.8

Material change report

1.9

Material change report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN TRADING ANALYTICS INC.

By:  /s/  Kenneth Powell

Kenneth Powell

Chief Executive Officer

March 4, 2005